Viseon, Inc
8445 Freeport Parkway
Suite 245
Irving, Texas 75063
972-906-6300

June 7, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attn:	Ms. Rebekah J. Toton
Mr. Mark P. Shuman

	RE:	Viseon, Inc. (File No. 00-27106)
Post Effective Amendment No. 1 to Form SB-2
Filed May 16, 2005 (File No. 333-115221)
Form 10-KSB for the Fiscal Year Ended June 30, 2004
Form 10-QSB for the Fiscal Quarter Ended September 30, 2004
Form 10-QSB for the Fiscal Quarter Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Ladies and Gentlemen:

     In connection with the response on behalf of Viseon, Inc. (the “Company”) to the Commission’s comments, which are set forth in the letter dated June 6, 2005, from the Company’s counsel, the Company acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VISEON, INC.
By:	/s/ John Harris, President and CEO
John Harris, President and CEO